June 25, 2021

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Mountain Crest Acquisition Corp. IV

Registration Statement on Form S-1

File No. 333-256449

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Network 1 Financial Services Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, June 29, 2021, or as soon as thereafter practicable.

The following supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 24, 2021

(ii)	Dates of distribution: June 10, 2021 through the date hereof

(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: 19

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities and Exchange Act of 1934, as amended, in connection with the above referenced issue.

NETWORK 1 FINANCIAL SERVICES INC.

By:	/s/ Damon Testaverde
Name:	Damon Testaverde
Title:	Head of Investment Banking